UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Superior Industries International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

868168105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868168105	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,074,034
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,074,034
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,074,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 868168105	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,074,034
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,074,034
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,074,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 868168105	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,074,034
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,074,034
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,074,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 868168105	Page 5 of 8 Pages

This Amendment No. 9 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Superior Industries International, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on August 16, 2021, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 3, 2021, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 10, 2021, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 24, 2021, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 15, 2021, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on November 24, 2021, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 27, 2021, as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on January 25, 2022, and as amended by Amendment No. 8 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on February 7, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item	3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 4,074,034 shares of Common Stock for $28,752,118.71 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item	5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 27,016,125 shares of Common Stock issued and outstanding as of July 29, 2022, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of September 28, 2022, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 4,074,034 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 4,074,034 shares of Common Stock, or approximately 15.1% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 4,074,034 shares of Common Stock, or approximately 15.1% of the outstanding shares of Common Stock.

CUSIP No. 868168105	Page 6 of 8 Pages

(c) No Reporting Person, other than the Fund as set forth in the table below and as described in Item 6, effected any transaction in shares of the Common Stock from July 30, 2022 (the date 60 days prior to the filing of this Schedule 13D) to September 28, 2022 (the “Reporting Period”):

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
9/26/2022	92,230	$3.3985

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the purchase price does not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the Put Option described in Item 6, which is incorporated by reference into this Item 5(c).”

3.	Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by the Fund during the Reporting Period that are outstanding as of September 28, 2022. The below listed transaction was conducted in the ordinary course of business on the open market for cash, and the sale price does not reflect brokerage commissions paid.

Date of Sale	Value per Underlying Share at which Put Option was Sold ($)	Shares Underlying Put Option (100s)	Put Option’s Strike Price per Share ($)	Put Option’s Expiration Date
9/7/2022	$1.4537	663	$5.00	4/21/2023

A Put Option gives the option’s counterparty the right (but not the obligation) to sell to the Fund, on or before the option’s expiration date, the number of shares of Common Stock underlying the option, at a sale price per share equal to the option’s strike price per share. If a Put Option is exercised on or before its expiration date, the Fund must purchase the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

CUSIP No. 868168105	Page 7 of 8 Pages

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.”

4.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 868168105	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 28, 2022

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch